(translation)

Sumitomo Metal Industries, Ltd.

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheet, as of September 30, 2003 (Unaudited)

Assets:

	Millions of yen	Thousands of U.S. dollars
Current assets:	¥ 646,890	$ 5,812,128
Cash and time deposits	106,572	957,525
Notes and accounts receivable	177,463	1,594,454
Marketable securities	205	1,839
Inventories	290,173	2,607,125
Other	72,719	653,362
Allowance for doubtful accounts	(242)	(2,177)
Fixed assets:	1,429,476	12,843,456
Property, plant and equipment, at cost:	1,078,104	9,686,470
Buildings and structures	267,046	2,399,338
Machinery and equipment	401,133	3,604,070
Land	352,855	3,170,302
Other	57,070	512,760
Intangibles:	9,897	88,928
Investments and other assets:	341,475	3,068,058
Investment securities	224,030	2,012,848
Other	118,927	1,068,526
Allowance for doubtful accounts	(1,482)	(13,316)
Deferred assets:	62	556
Total	¥ 2,076,428	$ 18,656,140

Dlw 1/22

(translation)

Consolidated Interim Balance Sheet, as of September 30, 2003 (Unaudited)

Liabilities and Shareholders' Equity:

	Millions of yen	Thousands of U.S. dollars
Current liabilities:	¥ 876,762	$ 7,877,469
Notes and accounts payable	157,783	1,417,641
Short-term borrowings	499,069	4,483,995
Current portion of long-term debt	107,099	962,255
Other	112,811	1,013,578
Long-term liabilities and reserves:	831,370	7,469,629
Bonds	176,600	1,586,703
Long-term borrowings	559,842	5,030,025
Liability for employees' retirement benefits	28,530	256,335
Reserve for rebuilding furnaces	4,228	37,983
Other	62,170	558,583
Total liabilities	1,708,132	15,347,098
Minority interests	18,559	166,749
Capital	262,072	2,354,648
Capital surplus	61,830	555,525
Accumulated deficit	(3,602)	(32,367)
Land revaluation surplus	17,063	153,307
Net unrealized gain on available-for-sale securities	15,282	137,304
Foreign currency translation adjustments	(2,715)	(24,390)
Treasury stock at cost	(193)	(1,734)
Total shareholders' equity:	349,737	3,142,293
Total	¥ 2,076,428	$ 18,656,140

Consolidated Interim Statement of Income (Unaudited)

(For the six months ended September 30, 2003)

	Millions of yen	Thousands of U.S. dollars
Recurring profit and loss		
Operating income and expenses:		
Revenues:	¥ 550,161	$ 4,943,047
Sales	550,161	4,943,047
Cost and expenses:	(504,152)	(4,529,667)
Cost of sales	(443,046)	(3,980,646)
Selling, general and administrative expenses	(61,106)	(549,021)
Operating profit	46,009	413,380
Non-operating income and expenses:		
Non-operating income:	3,936	35,368
Interest and dividend income	2,833	25,462
Other	1,103	9,906
Non-operating expenses:	(20,523)	(184,396)
Interest expense	(11,719)	(105,290)
Equity in earnings of unconsolidated subsidiaries and associated companies	(1,593)	(14,317)
Other	(7,211)	(64,789)
Recurring profit	29,422	264,352
Non-recurring loss	(11,496)	(103,296)
Provision for employees' retirement benefit	(3,628)	(32,603)
Loss resulting from business reorganization	(5,023)	(45,133)
Loss on disposal of property, plant and equipment and other assets	(2,845)	(25,560)
Income before income taxes and minority interests	17,926	161,056
Income taxes:	(2,394)	(21,504)
Current	(1,106)	(9,934)
Deferred	(1,288)	(11,570)
Minority interests	(9)	(79)
Net income	¥ 15,523	$ 139,473

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six months ended September 30, 2003)

		Millions of yen		Thousands of U.S. dollars
Operating activities:				
Income before income taxes and minority interests	¥	17,926	$	161,056
Adjustments for:				
Depreciation and amortization		39,914		358,609
Interest and dividend income		(2,834)		(25,462)
Interest expense		11,719		105,290
Equity in losses of unconsolidated subsidiaries and associated companies		1,593		14,317
Changes in assets and liabilities-				
Decrease in receivables		17,545		157,635
Increase in inventories		(8,585)		(77,132)
Decrease in payables		(4,618)		(41,489)
Other, net		16,886		151,719
Net cash provided by operating activities		89,546		804,543
Investing activities:				
Interest and dividends received		3,646		32,758
Acquisition of property, plant and equipment and other assets		(24,936)		(224,040)
Other, net		8,923		80,171
Net cash used by investing activities		(12,367)		(111,111)
Financing activities:				
Interest paid		(11,888)		(106,809)
Decrease in short-term bank loans and long-term debt		(71,344)		(641,010)
Other, net		(8,881)		(79,792)
Net cash used in financing activities		(92,113)		(827,611)
Foreign currency translation adjustments on cash and cash equivalents		(184)		(1,652)
Net decrease in cash and cash equivalents		(15,118)		(135,831)
Cash and cash equivalents at beginning of period		121,712		1,093,553
Cash and cash equivalents at end of period	¥	106,594	$	957,722

The above represents a translation, for convenience only, of the original report issued in Japanese language.